STATEMENT OF INVESTMENTS
Dreyfus Tax Managed Balanced Fund - Equity
May 31, 2008 (Unaudited)

Common Stocks--42.9%	Shares	Value ($)
Consumer Discretionary--3.7%		
McDonald's	380	22,542
McGraw-Hill	770	31,947
News, Cl. A	1,350	24,232
Target	380	20,277
Wal-Mart Stores	380	21,941
		120,939
Consumer Staples--11.6%		
Altria Group	1,140	25,376
Coca-Cola	1,060	60,696
Fomento Economico Mexicano, ADR	400	18,820
Nestle, ADR	480	59,006
PepsiCo	670	45,761
Philip Morris International	1,140 a	60,032
Procter & Gamble	870	57,463
SYSCO	480	14,813
Walgreen	870	31,337
Whole Foods Market	280 b	8,120
		381,424
Energy--9.7%		
Chevron	500	49,575
ConocoPhillips	670	62,377
Exxon Mobil	1,050	93,198
Halliburton	480	23,318
Occidental Petroleum	280	25,740
Total, ADR	480	41,885
Transocean	132 a	19,825
		315,918
Financial--5.1%		
American Express	380	17,613
Ameriprise Financial	280	13,233
Bank of America	770	26,188
Citigroup	750	16,418
HSBC Holdings, ADR	480	40,421
JPMorgan Chase & Co.	370	15,910
Merrill Lynch & Co.	480	21,082
Prudential Financial	190	14,193
		165,058
Health Care--2.7%		
Abbott Laboratories	480	27,048
Johnson & Johnson	580	38,709
Medtronic	200	10,134
Novo Nordisk, ADR	200	13,060
		88,951
Industrial--4.0%		
Caterpillar	380	31,403
Emerson Electric	570	33,163
General Electric	1,230	37,786
United Technologies	380	26,995
		129,347
Information Technology--4.9%		
Apple	200 a	37,750
Automatic Data Processing	480	20,664
Cisco Systems	480 a	12,826
Intel	2,120	49,142
Microsoft	470	13,310
QUALCOMM	190	9,223

Texas Instruments			480	15,590
				158,505
Materials--1.2%				
Freeport-McMoRan Copper & Gold			100	11,571
Praxair			280	26,617
				38,188
Total Common Stocks				
(cost $1,232,891)				**1,398,330**

Long-Term Municipal Investments--54.2%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California--6.0%				
Golden State Tobacco Securitization Corporation, Enhanced Tobacco Settlement Asset-Backed Bonds	5.00	6/1/45	100,000	93,022
Sweetwater Union High School District Public Financing Authority, Special Tax Revenue (Insured; FSA)	5.00	9/1/27	100,000	103,308
Georgia--3.1%				
Atlanta, Water and Wastewater Revenue (Insured; FSA)	5.00	11/1/43	100,000	101,365
Kansas--3.4%				
Butler County Unified School District Number 490, GO Improvement (Insured; FSA)	5.00	9/1/15	100,000 c	110,731
Kentucky--3.2%				
Kentucky Economic Development Finance Authority, MFHR (Christian Care Communities Projects) (Collateralized; GNMA)	5.25	11/20/25	100,000	104,170
Michigan--3.1%				
Michigan Hospital Finance Authority, HR (Sparrow Obligated Group) (Insured; MBIA, Inc.)	5.00	11/15/36	100,000	100,289
Minnesota--3.1%				
Chaska, Electric Revenue	5.00	10/1/30	100,000	100,054
Nebraska--3.1%				
Lincoln, Electric System Revenue	5.00	9/1/29	100,000	102,560
Nevada--3.1%				
Clark County, Airport System Revenue (Insured; AMBAC)	5.00	7/1/40	100,000	99,980
New Jersey--6.1%				
New Jersey Educational Facilities Authority, Revenue (Kean University Issue) (Insured; FGIC)	5.00	7/1/32	100,000	100,358
New Jersey Health Care Facilities Financing Authority, Revenue (Hunterdon Medical Center Issue)	5.13	7/1/35	100,000	98,912
New York--5.8%				
New York State Dormitory Authority, Mental Health Services Facilities Improvement Revenue (Insured;				

AMBAC)	5.00	2/15/30	100,000	102,222
Westchester Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	5.13	6/1/45	100,000	88,189
North Carolina--3.3%				
Charlotte-Mecklenburg Hospital Authority, Health Care Revenue	5.00	1/15/15	100,000 c	108,816
South Carolina--3.1%				
South Carolina Transportation Infrastructure Bank, Revenue (Insured; AMBAC)	5.00	10/1/33	100,000	101,021
Texas--6.2%				
North Harris County Regional Water Authority, Senior Lien Revenue (Insured; MBIA, Inc.)	5.00	12/15/32	100,000	100,385
Trinity River Authority, Regional Wastewater System Revenue (Insured; MBIA, Inc.)	5.00	8/1/29	100,000	102,782
U.S. Related--1.6%				
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue (Insured; AMBAC)	0.00	7/1/36	250,000 d	53,028
Total Long-Term Municipal Investments (cost $1,793,994)				**1,771,192**

Short-Term Municipal Investment--3.1%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Florida;				
Sunshine State Governmental Financing Commission, Revenue (Governmental Financing Program) (Insured; AMBAC and Liquidity Facility; Dexia Credit Locale) (cost $100,000)	4.25	6/1/08	100,000 e	**100,000**

Investment of Cash Collateral for Securities Loaned--.2%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $7,560)	7,560 f	**7,560**

Total Investments (cost $3,134,445)	**100.4%**	**3,277,082**
Liabilities, Less Cash and Receivables	**(.4%)**	**(13,529)**
Net Assets	**100.0%**	**3,263,553**

ADR - American Depository Receipts

a Non-income producing security.

b All or a portion of this security is on loan. At May 31, 2008, the total market value of the fund's securities on loan is $7,308 and the total market value of the collateral held by the fund is $7,560.

c These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

d Security issued with a zero coupon. Income is recognized through the accretion of discount.

e Securities payable on demand. Variable interest rate--subject to periodic change.

f Investment in affiliated money market mutual fund.

At May 31, 2008, the aggregate cost of investment securities for income tax purposes was $3,134,445.
Net unrealized appreciation on investments was $142,637 of which $274,153 related to appreciated investment securities

and $131,516 related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MFHR**	Multi-Family Housing Revenue
MFMR	Multi-Family Mortgage Revenue	**PCR**	Pollution Control Revenue
PILOT	Payment in Lieu of Taxes	**RAC**	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes	**RAW**	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue	**SAAN**	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement	**SFHR**	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue	**SONYMA**	State of New York Mortgage Agency
SWDR	Solid Waste Disposal Revenue	**TAN**	Tax Anticipation Notes
TAW	Tax Anticipation Warrants	**TRAN**	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance		